UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

MiX Telematics Limited

(Name of Issuer)

Ordinary shares, no par value

 (Title of Class of Securities)

60688N102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

_________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 60688N102	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Masalini Capital Proprietary Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 60,410,880
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 60,410,880
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,410,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 60688N102	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Robin Frew Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 60,410,880
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 60,410,880
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,410,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 60688N102	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Robin Frew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 799,366
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 799,366
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 799,366
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 60688N102	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Gordon Frew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 60688N102	13G	Page 6 of 9 Pages

Introduction: This statement on Schedule 13G is being filed on behalf of Masalini Capital Proprietary Limited ("Masalini"); the Robin Frew Family Trust (the "Frew Trust"), which is the 100% owner of Masalini; and Robin Frew ("R. Frew") and Gordon Frew ("G. Frew"), who are two of the three trustees of the Frew Trust.

Item 1(a).	Name of Issuer: MiX Telematics Limited

Item 1(b).	Address of Issuer's Principal Executive Offices:

Howick Close, Waterfall Park
Midrand, South Africa 1686

Item 2(a).	Name of Person Filing:

Masalini, the Frew Trust, Robin Frew and Gordon Frew

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Masalini is:

Postnet Suite 1, Private Bag X7
Muizenberg, Cape Town, South Africa 7950

The principal business address of the Frew Trust is:

Postnet Suite 1, Private Bag X7
Muizenberg, Cape Town, South Africa 7950

The principal business address of R. Frew is:

Postnet Suite 1, Private Bag X7
Muizenberg, Cape Town, South Africa 7950

The principal business address of G. Frew is:

41a, 8th Avenue, Parktown North
Johannesburg, South Africa 2193

Item 2(c).	Citizenship:

Masalini is a corporation organized under the laws of South Africa. The Frew Trust is a trust organized under the laws of South Africa. R. Frew and G. Frew are citizens of South Africa.

Item 2(d).	Title of Class of Securities: Ordinary shares, no par value

Item 2(e).	CUSIP Number: 60688N102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 60688N102	13G	Page 7 of 9 Pages

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Masalini holds and beneficially owns 60,410,880 ordinary shares of the issuer.

The Frew Trust indirectly beneficially owns the 60,410,880 ordinary shares held by Masalini.

R. Frew, G. Frew and Juanita Koster are the trustees of the Frew Trust. Control over the ordinary shares of the issuer held by Masalini is indirectly exercised by majority vote of the trustees of the Frew Trust. R. Frew and G. Frew are immediate family members. Each of R. Frew and G. Frew disclaims beneficial ownership of the ordinary shares held by Masalini and by one another. Each of Masalini, the Frew Trust, R. Frew and G. Frew disclaims the existence of any group as among them.

Masalini Investments No. 3 Proprietary Limited ("Masalini No. 3"), a corporation organized under the law of South Africa, holds 799,366 ordinary shares of the issuer. R. Frew controls Masalini No. 3 and thereby indirectly beneficially owns the ordinary shares held by Masalini No. 3. Each of Masalini, the Frew Trust and G. Frew disclaims beneficial ownership of the ordinary shares held by Masalini No. 3.

Thynk Capital Proprietary Limited ("Thynk") holds 7,911,040 ordinary shares of the issuer. Thynk is owned in equal parts by R. Frew, Neil Macdonald and Robert Ferguson. Voting and investment power over such shares is exercised by the directors of Thynk, R. Frew and Mr. Macdonald, subject to ultimate control by the owners of Thynk. Each of Masalini, the Frew Trust, R. Frew and G. Frew disclaims beneficial ownership of the shares held by Thynk.

GAF Trust holds 70,261,440 ordinary shares of the issuer. G. Frew is one of three trustees of the GAF Trust. Voting and investment power over the ordinary shares held by the GAF Trust is exercised by majority consent of the trustees. Each of Masalini, the Frew Trust, R. Frew and G. Frew disclaims beneficial ownership of the shares held by GAF.

(b)	Percent of class:

See Item 11 of the cover pages to this Schedule 13G, which percentages disclosed for the reporting persons are calculated based upon 773,687,500 ordinary shares outstanding.

CUSIP No. 60688N102	13G	Page 8 of 9 Pages

(c)	Number of shares as to which such person has:*

(i) sole power to vote or to direct the vote:

Masalini: 60,410,880

Frew Trust: 60,410,880

R. Frew: 799,366

G. Frew: 0

(ii) shared power to vote or to direct the vote:

Masalini: 0

Frew Trust: 0

R. Frew: 0

G. Frew: 0

(iii) sole power to dispose or to direct the disposition of:

Masalini: 60,410,880

Frew Trust: 60,410,880

R. Frew: 799,366

G. Frew: 0

(iv) shared power to dispose or to direct the disposition of: 0

Masalini: 0

Frew Trust: 0

R. Frew: 0

G. Frew: 0

* Excludes all shares as to which beneficial ownership is disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 60688N102	13G	Page 9 of 9 Pages

Item 10.	Certification.

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014

MASALINI CAPITAL PROPRIETARY LIMITED

by
/s/ Robin Frew
Name: Robin Frew
Title: Director

ROBIN FREW FAMILY TRUST

by
/s/ Juanita Koster
Name: Juanita Koster (MS)
Title: Trustee

/s/ Robin Frew
Name: Robin Frew

/s/ G. Frew
Name: Gordon Frew